Exhibit 12.1

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,					Nine Months Ended September 30,
(dollar amounts in thousands)	2005	2006	2007	2008	2009	2010	2009
Income from continuing operations	$31,706	$58,589	$45,275	$52,040	$35,212	$22,973	$40,246
Interest expense	75,776	81,136	87,593	92,032	82,734	63,465	61,441

Earnings available to cover fixed charges	$107,482	$139,725	$132,868	$144,072	$117,945	$86,438	$101,687

Fixed Charges:
Interest expense	$75,776	$81,136	$87,593	$92,032	$82,734	$63,465	$61,441
Capitalized interest	11,343	16,427	26,029	23,124	16,330	9,228	12,804

Fixed charges	$87,119	$97,563	$113,622	$115,156	$99,064	$72,693	$74,245
Preferred dividends	17,873	17,873	16,122	11,813	11,813	8,859	8,859

Fixed charges and preferred stock dividends	$104,992	$115,436	$129,744	$126,969	$110,877	$81,552	$83,104

Earnings available to cover fixed charges	$107,481	$139,724	$132,867	$144,071	$117,945	$86,438	$101,687
Divided by fixed charges	$87,119	$97,563	$113,622	$115,156	$99,063	$72,694	$74,245

Ratio of earnings to fixed charges	1.2	1.4	1.2	1.3	1.2	1.2	1.4

Earnings available to cover fixed charges	$107,481	$139,724	$132,867	$144,071	$117,945	$86,438	$101,687
Divided by fixed charges and preferred stock dividends	$104,992	$115,436	$129,744	$126,968	$110,876	$81,553	$83,105

Ratio of earnings to combined fixed charges and preferred dividends	1.0	1.2	1.0	1.1	1.1	1.1	1.2